Exhibit (d)(1)

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement dated May 20, 2021 (this “Agreement”), is between EAGLE BANCORP MONTANA, INC., a Delaware corporation (“Eagle Bancorp”), and PETER J. JOHNSON, MAUREEN RUDE, LAURA F. CLARK and MARK O’NEILL, not in their individual or corporate capacities, but solely in their capacities as Trustees (the “Trustees”) under the Opportunity Bank of Montana Employee Stock Ownership Trust, as may be amended from time to time (the “Trust”) established pursuant to the Opportunity Bank of Montana Employee Stock Ownership Plan, as may be amended from time to time (the “Plan”).

Background of the Agreement

(a) Eagle Bancorp’s wholly-owned subsidiary, Opportunity Bank of Montana (the “ESOP Sponsor”) maintains the Plan and has appointed Peter J. Johnson, Maureen Rude, Laura F. Clark and Mark O’Neill as Trustees thereof.  The Plan is an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”) and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)

(b) Eagle Bancorp desires to sell, and the Trust desires to purchase shares of common stock, par value $0.01 per share, of Eagle Bancorp (“Common Stock”), in accordance with the terms and conditions of this Agreement.

(c) Subject to the terms and conditions of this Agreement, the Trust desires to finance the Purchase Price (as defined in Section 1) for the Shares (as defined in Section 2.2) with a loan made by Eagle Bancorp to the Trust with proceeds of the ESOP Loan Agreement (the “ESOP Loan Agreement”) and a promissory note in the amount of the Purchase Price, under which a loan will be made to the Trust in aggregate principal amount of $6,000,000 (the “Promissory Note”) to be secured by a pledge by the Trust of the Shares acquired pursuant to this Agreement (the “Pledge Agreement”).

(d) Eagle Bancorp intends to initiate a tender offer, in accordance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act’’), under which Eagle Bancorp will offer to purchase up to $6,000,000 of shares of Common Stock (the “Tender Offer”), which is intended to offset the dilution in earnings per share which would otherwise result from the sale of Common Stock to the Trustees hereunder.  Eagle Bancorp has provided to the Trustees copies of the proposed forms of the Offer to Purchase and related documents to be distributed in connection with the Tender Offer (the “Offer Materials”).

(e) The parties intend to base the purchase price to be paid by the Trustees hereunder on the latest market price at the time of purchase.  The parties intend that the transaction hereunder shall be closed immediately after the expiration of the Tender Offer, and have requested and expect to obtain exemptive relief from the restrictions of Rule 13e-4(f)(6) under the Exchange Act from the Securities and Exchange Commission (the “Commission”) to permit such schedule to be followed.

Agreement

On the basis of the foregoing, it is agreed by the parties as follows:

1. Purchase and Sale of Shares.  On the Closing Date (as hereinafter defined), Eagle Bancorp will sell to the Trustees and the Trustees, on behalf of the Trust, will purchase from Eagle Bancorp such number of shares of Common Stock as shall be determined pursuant to Section 2.1 below, for an aggregate purchase price of Six Million Dollars ($6,000,000) (the “Purchase Price”) which shall be paid in the manner and in the form provided in Section 6.2 below.  No brokerage or other commission shall be paid to any party in connection with the sale of Common Stock hereunder.  Any applicable transfer taxes shall be paid by the Trustees.

2. Determination of Purchase Price: Number of Purchased Shares.

2.1 The purchase price per share for the Common Stock to be purchased hereunder (the “Per Share Purchase Price”) shall be equal to the per share sales price of the last trade in the shares of the Common Stock on the Nasdaq Global Market on the Expiration Date (as defined in the Offer Materials) of the Tender Offer.

2.2 The number of shares of Common Stock to be sold by Eagle Bancorp and purchased by the Trustees hereunder (the “Shares”) shall be that number of shares (rounded up to the nearest whole share) determined by dividing the Purchase Price by the Per Share Purchase Price.

3. Representations by Eagle Bancorp.  Eagle Bancorp represents and warrants to the Trustees as follows:

3.1 Organization: Good Standing: Authorization. Eagle Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to own its properties and carry out its business, and the execution and delivery of this Agreement by Eagle Bancorp and the sale of the Shares hereunder, are within the corporate power and authority of Eagle Bancorp and have been duly authorized by all necessary corporate action.

3.2 Title to Shares.  Eagle Bancorp has good and valid title to the Shares, free and clear of any liens and encumbrances.  Upon a transfer of the certificates representing the Shares to the Trustees on the Closing Date hereunder, the Shares will be duly authorized, validly issued and outstanding shares of Common Stock, and will be fully paid and non-assessable.

3.3 No Restrictions.  Eagle Bancorp is not subject to any charter, by-law, mortgage, lease, lien, judgment, contract or other restriction of any kind which would prevent consummation of the transactions contemplated by this Agreement.  No authorization, consent or approval of any public body or authority, or of any third party, is required on the part of Eagle Bancorp for the execution, delivery and performance of this Agreement or for the sale of the Shares to the Trust hereunder, except for such as are in effect.

3.4 Compliance with the Plan.  Eagle Bancorp has not received, and will not receive, from the transactions contemplated by this Agreement herein, any consideration of the type described in ERISA section 406(b)(3) or section 4975(c)(1)(F) of the Code, except consideration expressly permitted to be received by ERISA section 408(c)(2) and section 4975(d)(10) of the Code.

4. Representations by Trustees.  The Trustees represent and warrant to Eagle Bancorp that:

4.1 Authorization.  The Trustees have all powers and authorities required for serving as Trustees in respect of the Plan and to execute, deliver and perform its obligations under this Agreement.

4.2 Compliance with Trust.  The execution, delivery and performance by the Trustees of this Agreement, the purchase of the Shares hereunder and the application of the proceeds of the ESOP Loan Agreement and Promissory Note in payment of the Purchase Price are not contrary to, nor prohibited by, any provisions of the governing documents of the Trust or any other restriction, contract or agreement to which the Trustee, the Trust or the Plan is subject.

4.3 Execution, Delivery, Binding Effect.  This Agreement has been duly executed and delivered by the Trustees on behalf of the Trust, and constitutes the valid and binding obligation of the Trustees, as such, enforceable against the Trustees and the Trust in accordance with its terms.

5. Closing.  Subject to the terms and conditions of this Agreement, the closing of the purchase of the Shares hereunder (the “Closing”) shall take place on the first business day after the Expiration Date (as defined in the Offer Materials) of the Tender Offer and prior to the commencement of trading on the Nasdaq Global Market on such date.  The Closing shall occur in Helena, Montana, at a time and place specified by Eagle Bancorp which is reasonably convenient to the Trustees.  The date on which the Closing shall occur is referred to herein as the “Closing Date”, and the time of the Closing is referred to as the “Closing Time”.

6. Delivery of Shares: Payment of Purchase Price.

6.1 At the Closing, subject to the terms and conditions specified herein, Eagle Bancorp shall (i) execute and/or deliver or make available to the Trust certificates of the Shares and duly exercise stock powers, (ii) any and all consents and/or approvals required in order for Eagle Bancorp to transfer the Shares to the Trust and to complete the transactions contemplated by this Agreement, (iii) counterparts of the ESOP Loan Agreement and Pledge Agreement and (iv) any other instruments that the Trust may reasonably deem necessary or desirable to effect or evidence the transactions contemplated hereby.

6.2 It is anticipated that the Closing Time will not occur during banking hours.  Accordingly, the Trustees shall make payment of the Purchase Price by delivery to Eagle Bancorp at the Closing of (i) original execution copies, signature pages or counterparts, as applicable, of this Agreement, the ESOP Loan Agreement, the Promissory Note and Pledge Agreement, and any related agreements duly executed by the Trust, and (ii) any other instruments that Eagle Bancorp may reasonably deem necessary or desirable to effect or evidence the transactions contemplated hereby.

7. Conditions to Closing.

7.1 Conditions to Obligation of the Trustee.  The obligation of the Trustees to purchase the Shares at the Closing subject to satisfaction of the following conditions, any of which may be waived by the Trust in its discretion:

(a) Eagle Bancorp shall have performed all of its obligations hereunder to be performed at or prior to the Closing.

(b) The Trust shall have received the proceeds of the ESOP Loan Agreement in the amount of the Purchase Price, or other financing arrangements satisfactory to the Trustees shall be in place to provide for payment of the Purchase Price hereunder.

(c) The exemptive relief granted to Eagle Bancorp from the Commission, as referred to above, from the requirements of Rule 13e-4(f)(6) under the Exchange Act shall be in full force and effect and shall be sufficient, in the opinion of the Trustees, to permit the sale of the Shares to the Trustees on the Closing Date as contemplated hereby.

(d) No litigation or other proceeding instituted by any third party shall be pending or threatened which, if successful, would, in the reasonable judgment of the Trustees, prohibit the transactions contemplated hereby.

(e) The Trustees have determined that the transactions contemplated by this Agreement are primarily in the best interest of the participants and beneficiaries of the Trust and that the transactions contemplated by this Agreement will not result in a violation of ERISA Section 406 or Section 4975 of the Code.  No change shall have been enacted or be under active consideration by the Congress of the United States in the Code or ERISA, or any other law, which change, in the reasonable judgment, of the Trustees, would prohibit the transactions contemplated hereby or would cause the transactions contemplated hereunder to have a material adverse effect on the Trustees as such or on the participants in the Plan.

(f) The Trustees shall have received such documents, certificates and other evidence as the Trustees or its counsel may reasonably request relating to the due existence and good standing of Eagle Bancorp; the authorization, execution and delivery of this Agreement by Eagle Bancorp, the accuracy of the representations of Eagle Bancorp set forth herein, compliance by Eagle Bancorp with its obligations set forth herein and as to such other matters as the Trustees or its counsel may reasonably request.

7.2 Conditions to Obligation of Eagle Bancorp.  The obligation of Eagle Bancorp to sell the Shares at the Closing shall be subject to satisfaction of the following conditions, any of which may be waived by Eagle Bancorp in its discretion:

(a) The Trustees shall have performed all of their obligations hereunder to be performed at or prior to the Closing.

(b) The exemptive relief granted to Eagle Bancorp by the Commission, as referred to above, from the requirements of Rule 13e-4(f)(6) under the Exchange Act shall be in full force and effect and shall be sufficient, in the opinion of counsel to Eagle Bancorp, to permit the sale of the Shares to the Trustees on the Closing Date as contemplated hereby.

(c) The Tender Offer shall have expired, and Eagle Bancorp shall have accepted shares of Common Stock for purchase thereunder (subject to proration, if applicable).

(d) No litigation or other proceeding instituted by any third party shall be pending or threatened which, if successful, in the reasonable judgment of Eagle Bancorp, would prohibit the transactions contemplated hereby.

(e) No change shall have been enacted or under active consideration by the Congress of the United States in the Code, ERISA or any other law, which change, in the reasonable judgment of Eagle Bancorp, would prohibit the transactions contemplated hereby or would cause the transactions contemplated hereunder to have a material adverse effect on Eagle Bancorp or the participants in the Plan.

(f) Eagle Bancorp shall have received such documents, certificates and other evidence as Eagle Bancorp or its counsel may reasonably request relating to the authorization, execution and delivery of this Agreement by the Trustees, the accuracy of the representations of the Trustees set forth herein, compliance by the Trustees with their obligations set forth herein and as to such other matters as Eagle Bancorp or its counsel, may reasonably request.

8. Post-Closing Covenants

8.1 Plan Contributions.  Subject to requirements of applicable law, Eagle Bancorp shall contribute or declare and pay dividends to the Plan each year in the form of cash (or any obligation that refinances any of the ESOP Loan Agreement and Pledge Agreement) in an amount which is at least equal to the amount required to discharge the Plan’s current obligations in connection with the debt incurred by the Plan to acquire the Shares (or debt that refinances such debt), regardless of whether Eagle Bancorp has net profits.

9. Miscellaneous

9.1 Successors and Assigns.  This Agreement may not be assigned by either party hereto without the prior consent of the other party.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

9.2 Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

9.3 Entire Agreement.  This Agreement contains the entire understanding between the parties relating to the sale of the Shares and supersedes any prior written or oral agreement or understanding between them relating to such matter.

9.4 Amendments.  Any amendment, termination or other modification to this Agreement must be in writing signed by both parties hereto.

9.5 Notices.  Any notice to either party of this Agreement shall be in writing and shall be deemed effective when delivered or three business days after having been mailed, by first class, registered or certified mail, return receipt requested, win adequate postage affixed, addressed as follows:

If to Eagle Bancorp:

Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, Montana 59601
Attention: President and Chief Executive Officer

If to the Trustees:

Opportunity Bank of Montana ESOP
1400 Prospect Avenue
Helena, Montana 59601
Attention: Mr. Peter J. Johnson

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth above.

EAGLE BANCORP MONTANA, INC.

By:	/s/ Peter J. Johnson
Peter J. Johnson
President and Chief Executive Officer

PETER J. JOHNSON, not in his individual or corporate capacity, but solely in his capacity as Trustee of the Opportunity Bank of Montana Employee Stock Ownership Trust

By:	/s/ Peter J. Johnson

MAUREEN RUDE, not in her individual or corporate capacity, but solely in her capacity as Trustee of the Opportunity Bank of Montana Employee Stock Ownership Trust

By:	/s/ Maureen Rude

LAURA F. CLARK, not in her individual or corporate capacity, but solely in her capacity as Trustee of the Opportunity Bank of Montana Employee Stock Ownership Trust

By:	/s/ Laura F. Clark

MARK O’NEILL, not in his individual or corporate capacity, but solely in his capacity as Trustee of the Opportunity Bank of Montana Employee Stock Ownership Trust

By:	/s/ Mark O’Neill